Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

Interim report for the period May - July 2016

Additional market approval for Paclical

FIRST QUARTER May 1 – July 31, 2016

•	Consolidated net sales amounted to TSEK 36 compared to TSEK 219 in the first quarter previous year

•	Operating loss was TSEK 32,343 compared to a loss of TSEK 37,819 in the first quarter previous year

•	Net loss after tax amounted to TSEK 36,921 compared to a loss of TSEK 39,819 in the first quarter previous year

•	Loss per share was SEK 0.34 compared to a loss of SEK 0.41 in the first quarter previous year

•	Comprehensive loss was TSEK 36,912 compared to a loss of TSEK 39,804 in the first quarter previous year

•	Oasmia completes a private placement of new convertible instruments in a total amount of TSEK 42,000 events after THE closing day

•	Oasmia has received market approval for French West Africa, administered through the Ivory Coast

•	Fredrik Gynnerstedt appointed as new CFO

CEO COMMENTS:

Dear Shareholders,

The first quarter (May 1 – July 31) of the fiscal year 2016/2017 has been important to our efforts in continuing to form the foundation for success and increased revenues for the Company and our products.

Oasmia completed a private placement of convertibles amounting to SEK 42 million which provided us with new capital and also creates relationships with new, long-term investors who share a mutual vision for the Company. This capital infusion is expected to finance the continued operations and further advancement of existing and under-development products based on our XR17 technology.

Oasmia is committed to identifying long-term partners whose experience and market comprehension are an ideal fit for the marketing and distribution of Apealea/Paclical and XR17. We are hosting introductory and in-depth conversations with multiple potential partners, but recognize the importance of choosing the right collaborator, a process which is performed meticulously and therefore may take some time.

Pharmasyntez, our Russian distribution partner, is working hard to market Paclical in Russia. The feedback has been positive, and our brand becomes more recognized in the medical community. However, Russian procurement process for pharmaceuticals is an arduous one that continues to take time and more work is needed before sales can be achieved.

Oasmia was also the subject of an important Wall Street Journal story about improving chemotherapy treatments. The story, “Making Chemo More Tolerable”, highlights the Company’s efforts to develop water-soluble versions of established cytostatic including docetaxel, and compares the Company’s approach to that of Celgene and their lead product, Abraxane.

We are pleased with the steps taken this quarter and confident in our positioning for future growth. We remain focused on developing products for first class treatments for patients and the medical community. As always, we thank you for your support and feedback, and look forward to the future together.

Kind Regards,

Mikael Asp, Chief Executive Officer

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia